
10010044

Annual Report 2009

North European Oil Royalty Trust



ATTENTION:

PLEASE RETAIN
CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of Unit Owners will be held on Wednesday, February 17, 2010, at 10:30 A.M., in Rooms 3 and 4, Ninth Floor, at the University Club, 1 West 54th Street, New York City (northwest corner of 5th Avenue; entrance on 54th Street). All unit owners are cordially invited to attend.

If you plan to attend the meeting, please note that The University Club has a dress code. Gentlemen are required to wear a jacket and ladies are required to wear business attire. The University Club does not make exceptions.

Table of Contents

IMPORTANT TAX INFORMATION

For your convenience, the information necessary to prepare your 2009 tax return is included in the removable "2009 Tax Letter" on pages 31 and 32. Please note that there will be no separate mailing of the tax letter.

NORTH EUROPEAN OIL ROYALTY TRUST

Report to Unit Owners:

FOURTH QUARTER 2009

Net income for the Trust for the fourth quarter of fiscal 2009 was $3,486,314, a decline of 62.95% from net income of $9,409,548 for the fourth quarter of fiscal 2008. Significantly lower average gas prices and moderately lower gas sales resulted in the decline in royalty income for the quarter. The higher Euro/Dollar exchange rate helped to offset slightly the combined negative impact. The relevant details for the final quarter of fiscal 2009 for gas sales under the higher royalty rate covering western Oldenburg (the "Mobil Agreement") and gas sales under the lower royalty rate agreement covering the entire Oldenburg concession (the "OEG Agreement") are shown in the table below.

	Fourth Fiscal Qtr. Ended 10/31/09	Fourth Fiscal Qtr. Ended 10/31/08	Percentage Change
Mobil Agreement:			
Gas Sales (Bcf[1])	11.938	13.545	- 11.86%
Gas Prices (Ecents/Kwh[2])	1.4274	2.7510	- 48.11%
Gas Prices ($/Mcf [3])	$ 6.01	$11.03	-45.51%
Average Exchange Rate[4]	$1.4620	$1.3985	+ 4.54%
OEG Agreement:			
Gas Sales (Bcf)	30.805	33.170	- 7.13%
Gas Prices (Ecents/Kwh)	1.6487	2.9060	-43.27%
Gas Prices ($/Mcf)	$ 6.72	$10.96	-38.69%
Average Exchange Rate[4]	$1.4544	$1.3480	+ 7.89%

[1]Billion cubic feet
[2]Euro cents per Kilowatt hour
[3]Dollars per thousand cubic feet
[4]Based on average exchange rates of royalty transfers

FISCAL 2009 REPORT

For fiscal 2009, the Trust's gross royalty income decreased 17.09% to $28,724,078 from $34,645,159 in fiscal 2008. The decrease in royalty income is due to declines in both gas prices and gas sales, which were only partially offset by an increase in the average exchange rates. The decrease in the amount of royalty income resulted in the lower distributions. The total distribution for fiscal 2009 was $3.01 per unit compared to $3.66 per unit for fiscal 2008. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. As an adjustment for the prior calendar year, the Trust received the equivalent of $0.1090 and $0.0862 per unit during fiscal 2009 and 2008, respectively. In addition, the Trust's German accountants discovered calculation errors by the operating companies related to discrepancies in the determination of average gas prices for the 2005-2006 period. Following the required recalculation, the Trust received the equivalent of $0.1013 per unit as an adjustment during fiscal 2009.

	2009 Fiscal Year	2008 Fiscal Year	Percentage Change
Mobil Agreement:			
Gas Sales (Bcf)	50.766	54.114	- 6.19%
Gas Prices (Ecents/Kwh)	2.3310	2.3922	- 2.56%
Gas Prices ($/Mcf)	$ 9.14	$10.24	- 10.74%
Average Exchange Rate	$1.3621	$1.4883	- 8.48%
OEG Agreement:			
Gas Sales (Bcf)	128.776	132.611	- 2.89%
Gas Prices (Ecents/Kwh)	2.6389	2.5066	+ 5.28%
Gas Prices ($/Mcf)	$10.02	$10.39	- 3.56%
Average Exchange Rate	$1.3534	$1.4762	- 8.32%

The Trust's German consultant meets periodically with representatives of the operating companies to inquire about their planned and proposed drilling and geophysical work and other general matters. The following is a summary of his account of the operating companies' responses to his inquiries. The Trust is not able to confirm the accuracy of any of these responses. In addition, the operating companies are not required to take any of the actions outlined and, if they change their plans with respect to any such actions, they are not obligated to inform the Trust.

Goldenstedt Z-7a, which is the second well to explore the "tight" gas Carboniferous zone in eastern Oldenburg, began production in November 2008 after six of the seven planned individual hydraulic fracturing ("frac") treatments had been completed. The initial production rate declined for unknown reasons and detailed studies are being conducted currently. Varnhorn Z-7a is the third well to explore the Carboniferous zone in eastern Oldenburg and, following the execution of six individual frac treatments, entered production. The anticipated flow rate was below expectations and further considerations on how to improve this flow rate are ongoing. Goldenstedt Z-10a, the fourth well to explore the Carboniferous zone in eastern Oldenburg, began drilling in May 2009 and was successfully completed in August 2009. Individual frac treatments are planned for January 2010. Goldenstedt Z-23, the fifth well to explore the Carboniferous zone in eastern Oldenburg, has begun drilling and may be completed during the first quarter of 2010.

Quaadmoor Z-5, a sour gas well exploring the Zechstein formation in eastern Oldenburg, began drilling in late February 2009. It was completed recently and put into production successfully. Sage Z-5, another eastern sour gas well, began drilling in March 2009 and was successfully completed in the summer of 2009. Initial production was at a lower rate than expected and further declines occurred. The reasons for this behavior are not known and additional studies are being conducted.

Two wells, Hengstlage-N Z-8 and Z-5a, suffered casing collapses at a depth below 10,000 feet and required that they be re-drilled. Both wells were successfully completed and re-entered production in 2009.

NORTH EUROPEAN OIL ROYALTY TRUST

The following wells, Goldenstedt Z-20, Brinkholz Z-5 and Cappeln Z-3a, are planned for drilling during 2010 provided final approval by the two operating companies is obtained. The first two will explore the Zechstein zone and the Cappeln Z-3a will deepen the existing sour gas well to reach the Carboniferous zone at a depth of approximately 12,000 feet. Four or five individual frac treatments are planned for Cappeln Z-3a before it enters production. Approval of Hemmelte NW T-1, an exploratory sweet gas well in the western part of Oldenburg, is not expected during 2010.

Based on the limited information available, Ralph E. Davis Associates, Inc., the Trust's petroleum consultant ("Davis Associates"), has prepared and submitted their report on the cost depletion percentage applicable to Trust unit owners for calendar 2009. The 2009 cost depletion percentage of 8.4869% and related tax information is contained in the removable "2009 Tax Letter" on pages 31 and 32 of this report. The calculation of the cost depletion percentage is based on Davis Associates' estimate of remaining net proved producing reserves as of October 1, 2009. (The complete text of the report is available in the Trust's 2009 10-K as exhibit 99.1.) The application of the Trust's two royalty rates to gross remaining proved producing gas reserves or to gross gas sales for both eastern and western Oldenburg yields the net gas reserves or sales attributable to the Trust, as referenced in the charts on pages 5 and 6. The report indicates that net Trust gas reserves decreased 9.85% to 30.062 Bcf from 33.347 Bcf on net sales for 2009 of 2.818 Bcf and a negative reserve adjustment of .467 Bcf. As shown in the chart on page 6, the efforts by the operating companies have not been entirely successful in replacing current gas sales with additions to proved producing reserves. Both gas sales and gas reserves have continued to decline since 2006. The degree to which the additional drilling that is planned will boost sales and increase reserves is unknown.

Respectfully submitted,



December 28, 2009

John R. Van Kirk
Managing Director


TEN YEAR HISTORY OF NET GAS SALES
BILLION CUBIC FEET
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Reflecting Effective Royalty Rates and
Gas Sales through September
EASTERN OLDENBURG
WESTERN OLDENBURG


NET PROVED PRODUCING GAS RESERVES (EST.)
AND VOLUME OF NET GAS SALES
BILLION CUBIC FEET
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
As of October 1st
NET PROVED PRODUCING RESERVES (EST.)
ANNUAL NET SALES

NORTH EUROPEAN OIL ROYALTY TRUST

North European Oil Royalty Trust Selected Financial Data (Cash Basis) For Fiscal Years Ended October 31	2009	2008	2007	2006	2005
German gas, sulfur and oil royalties received	$28,724,078	$34,645,159	$27,484,254	$31,079,122	$21,085,039
Interest Income	11,471	95,802	207,932	164,021	59,353
Trust Expenses	(1,036,321)	(1,075,823)	(952,517)	(984,199)	(921,578)
Net income	$27,699,228	$33,665,138	$26,739,669	$30,258,944	$20,222,814
Net income per unit	$ 3.01	$ 3.66	$ 2.91	$ 3.29	$ 2.20
Dividends and distributions per unit paid to formerly unlocated unit owners	.00	.00	.00	.02	.02
Distributions per unit paid or to be paid to unit owners	$ 3.01	$ 3.66	$ 2.91	$ 3.28	$ 2.22
	$ 3.01	$ 3.66	$ 2.91	$ 3.30	$ 2.24
Units outstanding end of period	9,190,590	9,190,590	9,190,590	9,190,590	9,180,876


DOLLAR ROYALTIES
WESTERN AND EASTERN OLDENBURG
MILLION DOLLARS
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Dollar Royalties by Fiscal Year
EASTERN OLDENBURG
WESTERN OLDENBURG

NORTH EUROPEAN OIL ROYALTY TRUST

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of Exxon Mobil, or by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, Exxon Mobil owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG. The Oldenburg concession (1,398,000 acres), covering virtually the entire former Grand Duchy of Oldenburg and located in the federal state of Lower Saxony, provides nearly 100% of the royalties received by the Trust. BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which Exxon Mobil and the Royal Dutch/Shell Group each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed Exxon Mobil Production Deutschland GmbH ("EMPG") to carry out all exploration, drilling and production activities. All sales activities are still handled by either Mobil Erdgas or BEB.

Under the Mobil Agreement covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas, which together account for approximately 99% of all the royalties under said agreement. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement (as compared to the OEG Agreement described below) due to the higher royalty rate specified by that agreement. The Trust is also entitled under the Mobil Agreement to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average selling price falls below the indexed base price, no royalties are payable. Up until the second quarter of fiscal 2008, the Trust had not received any royalties from sulfur sales under the Mobil Agreement for over 10 years because the selling price was below the indexed base price. The average selling price for sulfur remained above the indexed base price through the first quarter of fiscal 2009 but since that point, the average selling price has been below the indexed base price and, as a result, there have been no further sulfur royalty payments.

Under the OEG Agreement covering the entire Oldenburg concession and pursuant to the agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs. Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes is deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust. In 2008, NV Nederlandse Gasunie (the state owned Dutch gas distribution company) completed the purchase of BEB's North German gas distribution and transmission network. Preliminary informal discussions with OEG personnel indicate that the pipeline sale should not affect the method of royalty calculation. The Trust's German accountant, on behalf of the Trust, is currently in the process of reviewing the 2007-08 royalty payments to confirm whether the pipeline sale has affected the method of royalty calculation.

In addition to the Oldenburg area, the Trust also holds overriding royalties at various rates on a number of leases of various sizes in other areas of northwest Germany. At the present time, all but one of these leases are in the non-producing category. Due to the low level of income and the intermittent gas production from the single producing lease, Grosses Meer, reserves from this lease are not included in reserve calculations for this report year. In addition, the German authorities have requested that the operating companies conduct a reservoir analysis at Grosses Meer to determine whether the royalties are being properly allocated between the State and private royalty holders based on the locations of the gas reserves. During the period in which the operating companies conducted this analysis, the payment of royalties to the Trust was suspended. While this issue of allocation of royalties has been resolved, the final accounting of royalties due the Trust has not been completed and no royalties based on gas sales from Grosses Meer were paid to the Trust during fiscal 2009. The Trust received $37,612 in royalties from Grosses Meer in the first quarter of fiscal 2008 and since then has received no further royalties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all of the funds on hand after provision is made for Trust expenses then anticipated.

The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement. There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The properties of the Trust are described in the preceding "Description of Trust Assets." Of particular importance with respect to royalty income are the two royalty agreements, the Mobil Agreement and the OEG Agreement. The Mobil Agreement covers gas sales from the western part of the Oldenburg concession. Under the Mobil Agreement, the Trust has traditionally received the majority of its royalty income due to the higher royalty rate of 4%. The OEG Agreement covers gas sales from the entire Oldenburg concession but the royalty rate of 0.6667% is significantly lower and gas royalties have been correspondingly lower. (See chart on page 8.)

The operating companies pay monthly royalties to the Trust based on their sales of natural gas, sulfur and oil. Of these three products, natural gas provides approximately 97% of the total royalties. As a practical matter, the amount of royalties paid to the Trust is primarily based on four factors: the amount of gas sold, the price of that gas, the area from which the gas is sold and the exchange rate.

There are two types of natural gas found within the Oldenburg concession, "sweet" gas and "sour" gas. "Sweet" gas needs no treatment before it can be sold. In recent years "sweet" gas has assumed the role of swing producer. During periods of high demand the production of "sweet" gas is increased as necessary. During the summer months "sweet" gas production is reduced due to a general decline in demand. On the other hand, "sour" gas must be processed at either the Grossenkneten or the Norddeutsche Erdgas-Aufbereitungs GmbH ("NEAG") desulfurization plants before it can be sold. The desulfurization process removes hydrogen sulfide and other contaminants. The hydrogen sulfide in gaseous form is converted to sulfur in a solid form and sold separately. For efficiency purposes, the desulfurization plants are operated at capacity on a continual basis. Any excess production from the plants is stored in underground storage for higher demand periods. As needed, the operators conduct maintenance on the plants, generally during the summer months when demand is lower.

Under the Mobil and OEG Agreements, the gas is sold to various distributors under long term contracts which delineate, among other provisions, the timing, manner, volume and price of the gas sold. The pricing mechanisms contained in these contracts include a delay factor of three to six months and use the price of light heating oil in Germany as one of the primary pricing components. Since Germany must import a large percentage of its energy requirements, the U.S. dollar price of oil on the international market has a significant impact on the price of light heating oil and a delayed impact on the price of gas. The Trust itself does not have access to the specific sales contracts under which gas from the Oldenburg concession is sold. Working under a confidentiality agreement with the operating companies, the Trust's German accountant reviews these contracts periodically on behalf of the Trust to verify the correctness of application of the Agreement formulas for the computation of royalty payments. The last such completed examination covering the calendar years 2005-2006 resulted in an adjustment payment that is detailed in the first paragraph of the Results: Fiscal 2009 versus Fiscal 2008, which follows. As part of the resolution of these matters, the Trust agreed to some minor administrative changes to the timing of interim royalty payments made during each quarter and the annual reconciliation computation. None of these changes are expected to have a material effect on payments made to the Trust.

For unit owners, changes in the dollar value of the Euro have both an immediate and long-term impact. The immediate impact is from the exchange rate that is applied at the time the royalties, paid to the Trust in Euros, are converted into U.S. dollars at the time of their transfer from Germany to the United States. A higher exchange rate would yield more dollars and a lower exchange rate less dollars. The long-term impact relates to the mechanism of gas pricing contained in the gas sales contracts negotiated by the operating companies. These gas sales contracts often use the price of German light heating oil as one of the primary pricing factors by which the price of gas is determined. The price of German light heating oil, which is a refined product, is largely determined by the price of the imported crude oil from which it was refined. Oil on the international market is priced in dollars. However, when oil is imported into Germany it is purchased in Euros, and at this point the dollar value of the Euro becomes relevant. A weaker Euro would buy less oil making that oil and the subsequently refined light heating oil more expensive. A stronger Euro would buy more oil making that oil and the subsequently refined light heating oil less expensive. Since changes in the price of German light heating oil are subsequently reflected in the price of gas through the gas sales contracts, the dollar/Euro relationship can make the prices of gas higher or lower. The changes in gas prices that result from changes in the prices of German light heating oil are only reflected after a built-in delay of three to six months as specified in the individual gas sales contracts.

Seasonal demand factors affect the income from the Trust's royalty rights insofar as they relate to energy demands and increases or decreases in prices, but on average they are generally not material to the annual income received under the Trust's royalty rights.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The Trust's current consultant in Germany provides general information to the Trust on the German and European economies and energy markets. This information provides a context in which to evaluate the actions of the operating companies. In his position as consultant, he receives reports from the operating companies with respect to current and planned drilling and exploration efforts. However, the unified exploration and production venture, EMPG, which provides the reports to the Trust's consultant, continues to limit the information flow to that which is required by German law.

The low level of administrative expenses of the Trust limits the effect of inflation on costs. Sustained price inflation would be reflected in sales prices, which with sales volumes form the basis on which the royalties paid to the Trust are computed. The impact of inflation or deflation on energy prices in Germany is delayed by the use in certain long-term gas sales contracts of a delay factor of three to six months prior to the application of any changes in light heating oil prices to gas prices.

Results: Fiscal 2009 versus Fiscal 2008

For fiscal 2009, the Trust's gross royalty income decreased 17.09% to $28,724,078 from $34,645,159 in fiscal 2008. The decrease in royalty income is due to declines in both gas prices and gas sales, which were only partially offset by an increase in the average exchange rates. The decrease in the amount of royalty income resulted in the lower distributions. The total distribution for fiscal 2009 was $3.01 per unit compared to $3.66 per unit for fiscal 2008. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. As an adjustment for the prior calendar year, the Trust received the equivalent of $0.1090 and $0.0862 per unit during fiscal 2009 and 2008, respectively. In addition, the Trust's German accountants discovered calculation errors by the operating companies related to discrepancies in the determination of average gas prices for the 2005-2006 period. Following the required recalculation, the Trust received the equivalent of $0.1013 per unit as an adjustment during fiscal 2009.

Results: Fiscal 2009 versus Fiscal 2008 *(continued)*

Under the Mobil Agreement, gas sales decreased 6.19% to 50.766 Billion cubic feet ("Bcf") in fiscal 2009 from 54.114 Bcf in fiscal 2008. The worldwide economic disruption may have contributed to the decline in gas sales. However, it is impossible to determine to what extent this and other factors may have impacted gas sales beyond the natural decline in gas production due to the normal reduction in well pressure experienced over time.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2009 Gas Sales	2008 Gas Sales	Percentage Change
First	13.699	14.251	- 3.87%
Second	12.839	14.004	- 8.32%
Third	12.290	12.314	- 0.19%
Fourth	11.938	13.545	-11.86%
Fiscal Year Total	50.766	54.114	- 6.19%

Average gas prices for gas sold under the Mobil Agreement decreased 2.56% to 2.3310 Eurocents per Kilowatt hour ("Ecents/Kwh") in fiscal 2009 from 2.3922 Ecents/Kwh in fiscal 2008. For the first half of fiscal 2009 gas prices increased significantly reflecting the impact of the very high oil prices experienced in the prior year. The second half of fiscal 2009, however, reflected the impact of the substantial decline in oil prices following the peak prices experienced in the summer of 2008.

Average Gas Prices under the Mobil Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2009 Gas Prices	2008 Gas Prices	Percentage Change
First	3.1861	2.0876	+52.62%
Second	2.7105	2.2876	+18.49%
Third	1.8579	2.4704	-24.79%
Fourth	1.4274	2.7510	-48.11%
Fiscal Year Avg.	2.3310	2.3922	- 2.56%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $9.14 per thousand cubic feet ("Mcf"), a 10.74% decrease over fiscal 2008's average price of $10.24/Mcf. For fiscal 2009, royalties paid under the Mobil Agreement were transferred at an average Euro/dollar exchange rate of $1.3621, a decrease of 8.48% from the average Euro/dollar exchange rate of $1.4883 for fiscal 2008.

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2009, gas sales from western Oldenburg accounted for only 39.42% of all gas sales. However, royalties on these gas sales provided approximately 82.52% or $23,048,569 out of a total of $27,929,320 in Oldenburg royalties attributable to gas.

Results: Fiscal 2009 versus Fiscal 2008 *(continued)*

Under the OEG Agreement, gas sales decreased 2.89% to 128.776 Bcf in fiscal 2009 from 132.611 Bcf in fiscal 2008. A combination of reduced demand caused by the economic disruption as well as the normal production decline may account for the decline in gas sales.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2009 Gas Sales	2008 Gas Sales	Percentage Change
First	34.350	34.716	- 1.05%
Second	32.416	33.680	- 3.75%
Third	31.205	31.045	+ 0.51%
Fourth	30.805	33.170	- 7.13%
Fiscal Year Total -	128.776	132.611	2.89%

Average gas prices for gas sold under the OEG Agreement increased 5.28% to 2.6389 Ecents/Kwh in fiscal 2009 from 2.5066 Ecents/Kwh in fiscal 2008. The impact of higher gas prices during the first half of fiscal 2009 more than offset the decline in gas prices during the latter half and resulted in the higher yearly average.

Average Gas Prices under the OEG Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2009 Gas Prices	2008 Gas Prices	Percentage Change
First	3.4411	2.1921	+56.98%
Second	3.1818	2.3809	+33.64%
Third	2.1681	2.5699	-15.63%
Fourth	1.6487	2.9060	-43.27%
Fiscal Year Avg.	2.6389	2.5066	+ 5.28%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $10.02/Mcf, a 3.56% decrease over fiscal 2008's average price of $10.39/Mcf. For fiscal 2009, royalties paid under the OEG Agreement were transferred at an average Euro/dollar exchange rate of $1.3534, a decrease of 8.32% from the average Euro/dollar exchange rate of $1.4762 for fiscal 2008.

Reflecting both the reduction in funds available for short term investment and the significantly lower interest rates in effect, interest income for fiscal 2009 decreased by 88.03% to $11,471 for fiscal 2009 from $95,802 for fiscal 2008. Trust expenses decreased 3.67% to $1,036,321 in fiscal 2009 from $1,075,823 in fiscal 2008 due to the earlier resolution of various legal matters raised in the examination of the royalty payments during the 2005-06 calendar years and cost savings realized through the elimination of the Trust's quarterly mailings to unit owners.

NORTH EUROPEAN OIL ROYALTY TRUST

Results: Fiscal 2008 versus Fiscal 2007

For fiscal 2008, the Trust's gross royalty income increased 26.05% to $34,645,159 from $27,484,254 in fiscal 2007. The increase in average gas prices along with the impact of a higher average exchange rate more than offset the decline in gas sales and combined to increase the amount of royalty income, which resulted in the higher distributions.

Under the Mobil Agreement, gas sales decreased 17.52% to 54.114 Bcf in fiscal 2008 from 65.606 Bcf in fiscal 2007. The continuing decline in western Oldenburg gas sales can most likely be accounted for by a drop in overall wellhead pressures that could not be offset by the additional wells added. In addition, the gas located in western Oldenburg is almost exclusively sour gas, which must be processed to have the hydrogen sulfide removed. As a consequence, the larger decline in the third quarter can be accounted for at least partially by a shutdown of the Grossenkneten desulfurization plant. This shutdown occurred in the third quarter of fiscal 2008 but there was no shutdown during fiscal 2007.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2008 Gas Sales	2007 Gas Sales	Percentage Change
First	14.251	17.512	-18.62%
Second	14.004	17.125	-18.22%
Third	12.314	16.177	-23.88%
Fourth	13.545	14.792	-8.43%
Fiscal Year Total	54.114	65.606	-17.52%

Average gas prices for gas sold under the Mobil Agreement increased 28.01% to 2.3922 Ecents/Kwh in fiscal 2008 from 1.8688 Ecents/Kwh in fiscal 2007. For fiscal 2008, the increase in worldwide oil prices pushed average gas prices higher as we progressed through the year.

Average Gas Prices under the Mobil Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2008 Gas Prices	2007 Gas Prices	Percentage Change
First	2.0876	2.2673	- 7.93%
Second	2.2876	1.9950	+14.67%
Third	2.4704	1.5159	+62.97%
Fourth	2.7510	1.6366	+68.09%
Fiscal Year Avg.	2.3922	1.8688	+28.01%

Converting gas prices into more familiar terms using the average exchange rate yielded a price of $10.24/Mcf, a 42.02% increase over fiscal 2007's average price of $7.21/Mcf. For fiscal 2008, royalties paid under the Mobil Agreement were transferred at an average Euro exchange rate of $1.4883, an increase of 10.94% from the average Euro exchange rate of $1.3415 for fiscal 2007.

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular

Results: Fiscal 2008 versus Fiscal 2007 *(continued)*

significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2008, gas sales from western Oldenburg accounted for only 40.81% of all gas sales. However, royalties on these gas sales provided approximately 83.31% or $26,617,819 out of a total of $31,948,697 in Oldenburg royalties attributable to gas.

In addition, as of the second quarter of fiscal 2008, the indexed base price of sulfur sold under the Mobil Agreement exceeded the threshold level and the payment of royalties attributable to sulfur sales resumed. During fiscal 2008, the Trust received $974,691 in sulfur royalties under this agreement.

Under the OEG Agreement, gas sales decreased 15.39% to 132.611 Bcf in fiscal 2008 from 156.736 Bcf in fiscal 2007. The continuing decline in concession-wide gas sales can most likely be accounted for by a drop in overall wellhead pressures that could not be offset by the additional wells added.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2008 Gas Sales	2007 Gas Sales	Percentage Change
First	34.716	41.976	-17.30%
Second	33.680	40.518	-16.88%
Third	31.045	37.982	-18.26%
Fourth	33.170	36.260	-8.52%
Fiscal Year Total	132.611	156.736	-15.39%

Average gas prices for gas sold under the OEG Agreement increased 16.79% to 2.5066 Ecents/Kwh in fiscal 2008 from 2.1463 Ecents/Kwh in fiscal 2007. For fiscal 2008, the increase in worldwide oil prices pushed average gas prices higher as we progressed through the year.

Average Gas Prices under the OEG Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2008 Gas Prices	2007 Gas Prices	Percentage Change
First	2.1921	2.4017	- 8.73%
Second	2.3809	2.3038	+ 3.35%
Third	2.5699	1.8774	+36.89%
Fourth	2.9060	1.9568	+48.50%
Fiscal Year Avg.	2.5066	2.1463	+16.79%

Converting gas prices into more familiar terms using the average exchange rate yielded a price of $10.39/Mcf, a 28.59% increase over fiscal 2007's average price of $8.08/Mcf. For fiscal 2008, royalties paid under the OEG Agreement were transferred at an average Euro exchange rate of $1.4762, an increase of 10.09% from the average Euro exchange rate of $1.3409 for fiscal 2007.

Reflecting the significant drop in interest rates and despite the increase in cash available for short term investment, interest income for fiscal 2008 was substantially lower, decreasing 53.93%

Results: Fiscal 2008 versus Fiscal 2007 *(continued)*

to $95,802 for fiscal 2008 from $207,932 for fiscal 2007. Trust expenses increased 12.95% to $1,075,823 in fiscal 2008 from $952,517 in fiscal 2007, largely due to higher costs related to the biennial examination of the German operating companies' royalty payments, various legal matters related thereto and higher Trustees' fees based on the formula specified in the Trust Agreement.

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received and cannot accurately project such amounts. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of income and expenses for tax reporting purposes.

This Annual Report contains forward looking statements concerning business, financial performance and financial condition of the Trust. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward looking statements. These include uncertainties concerning levels of gas production and gas sale prices, general economic conditions and currency exchange rates, as well as those factors set forth above under Item 1A of the Trust's Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the "Trust's Form 10-K"). Actual results and events may vary significantly from those discussed in the forward looking statements.

Distributions and Trading

The Trust's units of beneficial interest are listed for trading on the New York Stock Exchange under the symbol NRT. Under the Trust Agreement, the Trustees distribute to unit owners, on a quarterly basis, the net royalty income after deducting expenses and reserving limited funds for anticipated administrative expenses. As of November 30, 2009, there were 1,059 unit owners of record.

NORTH EUROPEAN OIL ROYALTY TRUST

The following table presents the high and low closing prices for the quarterly periods ended in fiscal 2009 and 2008 as reported by the NYSE as well as the cash distributions paid to unit owners by quarter for the past two fiscal years.

Fiscal Year 2009

Quarter Ended	Low Closing Price	High Closing Price	Distribution per Unit
January 31, 2009	$20.00	$33.60	$1.06
April 30, 2009	$21.80	$29.65	$0.99
July 31, 2009	$27.70	$36.70	$0.58
October 31, 2009	$28.27	$35.48	$0.38

Fiscal Year 2008

Quarter Ended	Low Closing Price	High Closing Price	Distribution per Unit
January 31, 2008	$31.57	$35.25	$0.76
April 30, 2008	$31.10	$38.99	$0.98
July 31, 2008	$33.43	$40.29	$0.89
October 31, 2008	$19.75	$35.90	$1.03

The quarterly distributions to unit owners represent their undivided interest in royalty payments from sales of gas, sulfur and oil during the previous quarter. Each unit owner is entitled to recover a portion of his or her investment in these royalty rights through a cost depletion percentage. The calculation of this cost depletion percentage is set forth in detail in Attachment B to the Cost Depletion Report attached as Exhibit 99.1 to the Trust's Form 10-K.

The Cost Depletion Report has been prepared by Davis Associates using the limited information described in Item 2 of the Trust's Form 10-K to which reference is made. The Trustees believe that the calculations and assumptions used in the Cost Depletion Report are reasonable according to the facts and circumstances of available information. The cost depletion percentage recommended by the Trust's independent petroleum and natural gas consultants for calendar 2009 is 8.4869%. Specific details relative to the Trust's income and expenses and cost depletion percentage as they apply to the calculation of taxable income for the 2009 calendar year are included on a special removable page (31-32) in this report under "2009 Tax Letter." Additionally, the tax reporting information for 2009 is available on the Trust's website, www.neort.com, in the section marked Tax Letters contained within the Tax Information section.

The Trust does not maintain any compensation plans under which units are authorized for issuance. The Trust did not make any repurchases of Trust units during fiscal 2009, 2008 or 2007 and has never made such repurchases.

NORTH EUROPEAN OIL ROYALTY TRUST

Comparison of Five Year Returns

The graph set forth below compares, for the last five years, the cumulative return on Trust Units, the securities in a peer group index, and the S&P 500 Composite Index. Because no published peer group index exists and the Trust has been unable to locate any royalty trusts publicly traded in the U.S. with reserves and sales in Europe, the Trustees have developed a peer group consisting of the following three domestic oil royalty trusts: Mesa Royalty Trust, Sabine Royalty Trust and San Juan Basin Royalty Trust (the "Royalty Peer Group"). The composition of the Royalty Peer Group has been the same since the Trust's proxy statement for its 1993 Annual Meeting of Unit Owners.

While these three domestic oil royalty trusts appear to be the most comparable for comparison purposes, there are a number of differences between North European Oil Royalty and the Royalty Peer Group. As previously mentioned, the reserves and sales attributed to the royalty trusts comprising the Royalty Peer Group are located in the United States, while the reserves and sales attributed to North European Oil Royalty Trust are located in Germany. There are fundamental differences between the energy markets in the United States and Germany that affect commodity pricing and as a result severely restrict the usefulness of any comparison of their cumulative returns.

In determining the cumulative return on investment, it has been assumed that on October 31, 2004, an equal dollar amount was invested in the Trust Units, in the securities of the trusts of the Royalty Peer Group, and in the S&P 500 Composite Index. The comparisons assume in all cases the reinvestment of all dividends or distributions on the respective payment dates. The cumulative returns shown for the Trust and the Royalty Peer Group do not reflect any differences between the tax treatment of Trust distributions, due to permitted cost depletion, and dividends on securities in the S&P 500 Composite Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among North European Oil Royalty Trust, The S&P 500 Index
And A Peer Group
$250
$200
$150
$100
$50
$0
10/31/04
10/31/05
10/31/06
10/31/07
10/31/08
10/31/09
North European Oil Royalty Trust
S&P 500
Peer Group

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Unit Owners of
North European Oil Royalty Trust

We have audited the accompanying statements of assets, liabilities and trust corpus of North European Oil Royalty Trust (the "Trust") as of October 31, 2009 and 2008, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for each of the years in the three-year period ended October 31, 2009. The Trust's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of October 31, 2009 and 2008, its revenue collected and expenses paid, its undistributed earnings, and changes in its cash and cash equivalents for each of the years in the three-year period ended October 31, 2009, on the basis of accounting described in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 28, 2009 expressed an unqualified opinion.

Weiser LLP
New York, NY
December 28, 2009

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,586,197	$ 9,524,529
Producing gas and oil royalty rights (Note 1)	1	1
	$ 3,586,198	$ 9,524,530

LIABILITIES AND TRUST CORPUS

	2009	2008
CURRENT LIABILITIES:		
Distributions to be paid to unit owners, Paid November 2009 and 2008	$ 3,492,424	$ 9,466,308
TRUST CORPUS (Notes 1 and 2)	1	1
UNDISTRIBUTED EARNINGS	93,773	58,221
	$ 3,586,198	$ 9,524,530

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2009, 2008 AND 2007

	2009	2008	2007
GERMAN GAS, SULFUR AND OIL ROYALTIES RECEIVED	$ 28,724,078	$ 34,645,159	$27,484,254
INTEREST INCOME	11,471	95,802	207,932
TRUST EXPENSES	(1,036,321)	(1,075,823)	(952,517)
NET INCOME	$ 27,699,228	$ 33,665,138	$ 26,739,669
NET INCOME PER UNIT	$ 3.01	$ 3.66	$ 2.91
DISTRIBUTIONS PER UNIT PAID OR TO BE PAID TO UNIT OWNERS	$ 3.01	$ 3.66	$ 2.91

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2009, 2008 AND 2007

	2009	2008	2007
BALANCE, beginning of year	$ 58,221	$ 30,642	$ 35,590
NET INCOME	27,699,228	33,665,138	26,739,669
	27,757,449	33,695,780	26,775,259
LESS:			
Current year distributions paid or to be paid to unit owners	27,663,676	33,637,559	26,744,617
BALANCE, end of year	$ 93,773	$ 58,221	$ 30,642

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2009, 2008 AND 2007

	2009	2008	2007
SOURCES OF CASH AND CASH EQUIVALENTS:			
German gas, sulfur and oil royalties received	$ 28,724,078	$ 34,645,159	$ 27,484,254
Interest income	11,471	95,802	207,932
	28,735,549	34,740,961	27,692,186
USES OF CASH AND CASH EQUIVALENTS:			
Payment of Trust Expenses	1,036,321	1,075,823	952,517
Distributions paid	33,637,560	30,053,229	28,031,299
	34,673,881	31,129,052	28,983,816
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, during the year	(5,938,332)	3,611,909	(1,291,630)
CASH AND CASH EQUIVALENTS, beginning of year	9,524,529	5,912,620	7,204,250
CASH AND CASH EQUIVALENTS, end of year	$ 3,586,197	$ 9,524,529	$ 5,912,620

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2009, 2008 AND 2007

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements of North European Oil Royalty Trust (the "Trust") present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). On a modified cash basis, revenue is earned when cash is received and expenses are incurred when cash is paid. GAAP basis financial statements disclose revenue as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) in view of the fact that the remaining net book value of royalty rights is *de minimis* relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal income taxes -

The Trust, as a grantor trust, is exempt from federal income taxes under a private letter ruling issued by the Internal Revenue Service.

Cash and cash equivalents -

Included in cash and cash equivalents are amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills, with original maturities of three months or less from the date of purchase. The amounts deposited in the Trust's U.S. bank accounts as of October 31, 2009 are covered under the FDIC's Temporary Liquidity Guarantee Program, which program terminates on December 31, 2009. In addition, approximately $7,982 was held in the Trust's German account at October 31, 2009.

Net income per unit -

Net income per unit is based upon the number of units outstanding at the end of the period. As of October 31, 2009, 2008 and 2007, there were 9,190,590 units of beneficial interest outstanding.

New accounting pronouncements –

In May 2009, the FASB issued FASB guidance now codified as FASB ASC Topic 855, Subsequent Events ("Topic 855"), which is effective June 15, 2009. Topic 855 provides guidance for disclosing events that occur after the balance sheet date, but prior to the issuance of the financial statements. The Trust is in compliance with the provisions of Topic 855. Topic 855 did not have any impact to the Trust's financial position or operating results.

In June 2009, the FASB issued FASB guidance now codified as FASB ASC Topic 105, Generally Accepted Accounting Principles ("Topic 105"), which is effective September 15, 2009. Topic 105 does not alter current U.S. generally accepted accounting principles, but rather integrates existing accounting standards with other authoritative guidance. As a result of the integration, Topic 105 will be a single source of authoritative guidance for non-governmental entities and will also supersede all other previously issued non-SEC accounting and reporting guidance. The Trust is in compliance with the provisions of Topic 105. Topic 105 did not have any impact to the Trust's financial position or operating results other than to change the references in the financial statement footnotes to the ASC topics.

Subsequent events -

In preparing these financial statements, the Trust has determined that there are no subsequent events through December 28, 2009, which is the date that the financial statements were issued. The Trust is not aware of any material significant events that occurred after October 31, 2009 that required recognition or disclosure in these financial statements.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of Exxon Mobil Corp. and the Royal Dutch/Shell Group. Under these contracts, the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, distillate and sulfur.

(3) Related party transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office space and services to the Trust at cost. For such office space and office services, the Trust reimbursed the Managing Director $8,723 and $7,699 in the fourth quarter of fiscal 2009 and 2008, respectively. For such office space and services, the Trust reimbursed the Managing Director $27,470 and $28,939 in fiscal 2009 and 2008, respectively.

As of January 1, 2007, Lawrence A. Kobrin, a Trustee of the Trust, was named Senior Counsel at Cahill Gordon & Reindel LLP which serves as counsel to the Trust. Prior to such time, Mr. Kobrin was a partner at Cahill Gordon & Reindel LLP. For the fourth quarter of fiscal 2009 and 2008, the Trust paid Cahill Gordon & Reindel LLP $11,192 and $21,154 for legal services, respectively. For fiscal 2009 and 2008, the Trust paid Cahill Gordon & Reindel LLP $94,191 and $122,218 for legal services, respectively.

As of November 1, 2006, John H. Van Kirk, the former Managing Trustee of the Trust and the father of John R. Van Kirk, was named to the position of Founding Trustee Emeritus. For his service in such capacity, he earned $5,000 and $10,000 in fiscal 2009 and 2008, respectively. John H. Van Kirk, who served as President of North European Oil Corporation and North European Oil Company from 1954-1975 and as Managing Trustee of the Trust from 1975-2006, passed away on February 25, 2009.

(4) Employee benefit plan:

The Trust has established a savings incentive match plan for employees (SIMPLE IRA) that is available to both employees of the Trust, one of whom is the Managing Director. The Trustees authorized the making of contributions by the Trust to the accounts of employees, on a matching basis, of up to 3% of cash compensation paid to each such employee for the 2008 and 2009 calendar years.

(5) Quarterly results (unaudited):

The tables below summarize the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2009 and 2008:

	Fiscal 2009 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$10,180,979	$9,424,837	$5,466,337	$3,651,925	$28,724,078
Net income	$9,846,469	$9,122,900	$5,243,544	$3,486,314	$27,699,228
Net income per unit	$1.07	$0.99	$0.57	$0.38	$3.01
Distributions paid or to be paid	$9,742,025	$9,098,684	$5,330,543	$3,492,424	$27,663,676
Distributions per unit paid or to be paid to unit owners	$1.06	$0.99	$0.58	$0.38	$3.01

	Fiscal 2008 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$7,215,083	$9,360,976	$8,463,341	$9,605,759	$34,645,159
Net income	$6,979,325	$9,049,406	$8,226,859	$9,409,548	$33,665,138
Net income per unit	$0.76	$0.98	$0.90	$1.02	$3.66
Distributions paid or to be paid	$6,984,848	$9,006,778	$8,179,625	$9,466,308	$33,637,559
Distributions per unit paid or to be paid to unit owners	$0.76	$0.98	$0.89	$1.03	$3.66

Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of October 31, 2009. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of October 31, 2009.

Internal Control over Financial Reporting

Part A. Management's Report on Internal Control over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2009. Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2009 has been audited by Weiser LLP, the Trust's independent auditor, as stated in their report which follows.

Part B. Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Trustees and
Unit Owners of North European Oil Royalty Trust

We have audited North European Oil Royalty Trust's (the "Trust") internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over

Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities and trust corpus as of October 31, 2009, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for the year ended October 31, 2009 of the Trust and our report dated December 28, 2009 expressed an unqualified opinion thereon.

Weiser LLP
New York, NY
December 28, 2009

North European Oil Royalty Trust
P.O. Box 456
Red Bank, New Jersey 07701
(732) 741-4008

2009 TAX LETTER

RETAIN THIS LETTER FOR PREPARATION OF YOUR 2009 INCOME TAX RETURNS
THE TRUST DOES NOT FILE NOR FURNISH TO OWNERS A FORM 1099

January 4, 2010

To the Present and Former Unit Owners of
North European Oil Royalty Trust:

This letter sets forth the information you will require for preparation of your personal income tax return in connection with ownership of units of beneficial interest in North European Oil Royalty Trust (the "Trust") during 2009. For federal income tax reporting purposes, each owner of units in the Trust is considered to be a grantor or substitute grantor as well as a beneficiary of the Trust. As such, you are deemed to have received your pro rata share of overriding royalties when paid to the Trust and are permitted to deduct your share of Trust expenses. Consequently, your net taxable income may not correspond exactly to the cash distributions received. **TRUST DISTRIBUTIONS ARE NOT DIVIDENDS AND SHOULD NOT BE INCLUDED ON INCOME TAX RETURNS AS DIVIDEND INCOME.**

TEAR OUT HERE

The Internal Revenue Service has ruled that the overriding royalty rights held by the Trust represent economic interest in oil and gas deposits. Consequently, income realized from such interests is taxable to each unit owner as ordinary income subject to cost depletion. In the initial year of ownership the original cost of the units is the basis for computing the cost depletion. In each subsequent year the basis for computing cost depletion is the adjusted cost basis for their units. This adjusted cost basis is the original cost less the cumulative amount of depletion previously taken. For example 100 units purchased at $20 per unit on January 2nd of a given year would have a cost basis of $2,000. If the cost depletion percentage for that year were 10%, you would show a cost depletion of $200 on your tax return and your adjusted cost basis for the following year would be $1,800. If you continued to hold those units through the next year and the cost depletion percentage were the same, you would show a cost depletion of $180 on your tax return and your adjusted cost basis for the following year would be $1,620. The preceding example is for illustration purposes only.

Based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles, Ralph E. Davis Associates, Inc. of Houston, Texas has recommended that the percentage to be applied to the cost basis to determine deductions for **the cost depletion for the year 2009 is 8.4869%.** The suggested percentage for cost depletion deduction will be adjusted annually in accordance with reported production results and revised reserve estimates. Since the above percentage covers the entire year 2009, if you owned units for only a portion of the year, you are required to prorate the percentage depletion in the ratio that the cumulative Income per Unit shown on the following schedule for the period of your ownership bears to the Total Income per Unit for the entire year.

If you owned units for the period January 1, 2009 through December 31, 2009, you will be considered to have received and expended, on the cash basis, the respective totals for each unit shown in the following schedule. On the other hand, if you owned units for only a portion of that period, then the schedule shows the amounts of income and deductible expenses reportable by you for each unit owned for the respective months. For your information, income is received between the 24th and the end of each month.

	Income Per Unit	Expenses Per Unit
January 2009	$ 0.3919	$ 0.0145
February	0.3409	0.0208
March	0.4328	0.0052
April	0.2518	0.0068
May	0.2339	0.0127
June	0.2329	0.0050
July	0.1279	0.0065
August	0.1311	0.0084
September	0.1695	0.0044
October	0.0968	0.0052
November	0.1633	0.0073
December	0.1715	0.0131
TOTAL 2009	$ 2.7443	$ 0.1099

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Please note that royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Under Part I, Income or Loss from Rental Real Estate and Royalties, line 1 enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." Your income and expenses are calculated by multiplying the above Per Unit figures by the number of units you owned. Your income should be entered on line 4. Expenses should be entered on line 18 as "miscellaneous Trust expenses." Your cost depletion deduction should be entered on line 20. This figure is derived by multiplying the total adjusted cost of all your units by .084869. Your adjusted cost is your original cost minus depletion deducted in prior years. Your net reportable income or loss should be entered on lines 22 and 26 in Part I and on line 41 in Part V and is determined by subtracting the amounts entered on lines 18 and 20 from the amount on line 4. All of the above entries should be adjusted for the period of time you owned your units, if you did not own them throughout 2009.

The royalty income received by the Trust represents income from Germany. Although there are no German taxes imposed on this income, this information should be considered if you have available foreign tax credits from other sources. The Trust will submit this letter and the listing of unit owners during 2009 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers; we suggest that you attach this letter to your tax returns.

Most sincerely yours,



John R. Van Kirk
Managing Director

North European Oil Royalty Trust P.O. Box 456, Red Bank, NJ 07701

NORTH EUROPEAN OIL ROYALTY TRUST

A copy of the Trust's Form 10-K Annual Report for fiscal 2009 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 456, Red Bank, New Jersey 07701. In addition to the 2009 10-K, other pertinent filings and documents are available at the Trust's website, www.neort.com